Exhibit 99.1

Nature Wood Group Limited Announces Strategic Cooperation with the Research Institute of Wood Industry, Chinese Academy of Forestry, Launching Its Biomass Supramolecular New Materials Innovation Project

Macau, China, Sept. 25, 2023 (GLOBE NEWSWIRE) — Nature Wood Group Limited (the “Company” or “Nature Wood”) (Nasdaq: NWGL), a global leading vertically-integrated forestry company that focuses on FSC business operations, today announced its Chinese subsidiary Foshan City Linjia Technology Company Limited (“Linjia Tech”) has entered into a framework agreement (“Framework Agreement”) with the Research Institute of Wood Industry, Chinese Academy of Forestry (“Research Institute”) on September 22, 2023, pursuant to which Linjia Tech has formed a five-year innovative partnership with the Research Institute on the research and development in relation to biomass supramolecular and biomass carbon electrode new materials. This collaboration marks a significant stride towards advancing biomass carbon innovation, with both parties dedicated to propelling advancements in biomass supramolecular and biomass carbon electrode materials.

Under the Framework Agreement, the Research Institute will carry out research and development work according to the technological requirements put forward by Linjia Tech and promote the technological innovation of Linjia Tech on new biomass supramolecular materials. The Research Institute will offer to transfer to Linjia Tech in priority of any of its technological achievements relating to biomass carbon. The Research Institute will also provide technical service to Linjia Tech’s information exchange home and abroad on new biomass supramolecular materials, deploy experts to Linjia Tech for technical support and organize teachers and students to Linjia Tech to carry out scientific research practice activities, etc. Both parties will jointly participate in various scientific and technological projects promoted by the national or local governmental bodies and carry out exchanges and discussions on relevant policies, industry trends and market developments, etc. Both parties are committed to strengthening the innovative research work in the field of biomass supramolecular and biomass carbon electrode new materials to drive the development of sustainable batteries from renewable sources worldwide.

Mr. Se Hok Pan, Chairman of Nature Wood Group expressed enthusiasm about the collaboration and commented, “We are excited to establish this dynamic partnership with the Research Institute of Wood Industry, Chinese Academy of Forestry, and to initially embark on the development and innovative project in the biomass supramolecular materials industry. This collaboration strengthens our commitment to pioneering cutting-edge biomass supramolecular materials. We firmly believe that the biomass carbon battery industry represents the golden track of future development. Together with the Research Institute, we are well-positioned to lead innovation in this sector and contribute to a greener, more sustainable world.”

Mr. Feng Fu, Director of the Research Institute of Wood Industry, Chinese Academy of Forestry, emphasized the potential of the partnership, saying, “Our collaboration with Nature Wood Group Limited holds tremendous promise. Nature Wood brings exceptional research capabilities to the field of biomass supramolecular materials, complementing our expertise in biomass supramolecular materials. This partnership embodies a win-win opportunity, fostering accelerated growth in the biomass carbon industry and promoting a cleaner energy ecosystem.”

Biomass, sourced from renewable organic materials such as plants and animals, stores solar energy through photosynthesis. It can be used directly for heat or converted into liquid and gaseous fuels through various processes, making it one of the largest renewable sources of carbon globally.

About Nature Wood Group Limited

Nature Wood Group Limited is a global leading vertically-integrated forestry company that focuses on FSC business operations, timber and wood products industry. The Company’s operations cover both up-stream forest management and harvesting, and down-stream wood-processing and distribution. Nature Wood offers a broad line of products, including logs, decking, flooring, sawn timber, recycled charcoal, synthesized charcoal, machine-made charcoal and essential oils, primarily through its sales network in Europe, South Asia, South America, North America and China. For more information, please visit: www.nature-wood.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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